July 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Nicholas Lamparski

Re:	Paltalk, Inc.
Registration Statement on Form S-1
File No. 333-257036 (the “Registration Statement”)

Ladies and Gentlemen:

On July 29, 2021, the undersigned, as underwriter of the proposed public offering of Paltalk, Inc. (the “Company”), joined the Company’s request for acceleration of the effective date of the above referenced Registration Statement, requesting effectiveness for 2:00 p.m., Eastern Time, on August 2, 2021, or as soon thereafter as is practicable.

The Company is no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director